Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

May 13, 2010

Item 3	News Release

The press release attached as Schedule A was released over Canada NewsWire on May 13, 2010.

Item 4	Summary of Material Change

Gammon Gold Reports Changes in Foreign Exchange Translations Requiring a Restatement of 2008 and 2009 Financial Statements, No Impact on Earnings before Other Items or Cash Flow

Item 5	Full Description of Material Change

Gammon Gold Inc. announced today that it intends to restate and re-file its audited consolidated financial statements and MD&A for the years ended December 31, 2008 and 2009.

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company determined that the future income tax liability arising on the acquisition of Mexgold Resources Inc. on August 8, 2006 was not appropriately translated into Mexican pesos at the time the transaction occurred, resulting in an error in the Company’s consolidated financial statements for the years ended December 31, 2008 and 2009. There was no income tax effect as a result of this adjustment. The Company notes that these changes are of a non-cash nature and do not impact the Company’s cash position or operating activities.

The restatement of the Company’s consolidated financial statements will impact the Company’s net earnings and future income tax liabilities for the years ended December 31, 2009 and 2008. For the year ended December 31, 2009, the impact of this adjustment was to decrease future income tax liabilities by $14.1 million, and decrease foreign exchange losses by $6.5 million. Net earnings increased by $6.5 million and basic and diluted net earnings per share increased from $0.01 to $0.07 per share. For the year ended December 31, 2008, the impact of this adjustment was to decrease future income tax liabilities by $7.6 million, decrease opening deficit by $8.9 million and decrease foreign exchange gains by $1.3 million. Net earnings decreased by $1.3 million and basic and diluted net earnings per share decreased from $0.34 and $0.33 to $0.33 and $0.32 per share respectively.

The re-filing of the restated consolidated financial statements, revised MD&A and any other required documents is expected to take place on May 13, 2010 and when completed, the restated consolidated financial statements and the revised MD&A will be available for review under the Company’s profile on SEDAR at www.sedar.com and on EDGAR as part of an amendment to the Company’s Annual Report on Form 40-F for the year ended December 31, 2008, at www.sec.gov/edgar.shtml. Upon request, following the filing of the amendment to the Company’s Annual Report on Form 40-F, the Corporation will provide a hard copy of the Company’s restated audited consolidated financial statements free of charge.

The Company’s previously filed consolidated financial statements for the years ended December 31, 2008 and 2009 and the auditors’ report thereon, together with the auditors’ report on the effectiveness of internal controls over financial reporting as of December 31, 2008 and 2009, should no longer be relied upon. Financial information for the years ended December 31, 2008 and 2009 which is contained in, or incorporated by reference in, any disclosure document previously filed by the Company, is superseded by the information contained in the amended and restated financial statements described herein.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed a purchase option agreement to acquire the Mezquite Project (“Mezquite”) in Zacatecas State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416- 646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

May 13, 2010